UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Orckit Communications Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M7531S 20 6
(CUSIP number)

Eric Paneth
c/o Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443 Israel
972-3-696-2121
 (Name, address and telephone number of person
authorized to receive notices and communications)

June 2, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6                                                      SCHEDULE 13D

1.           Names of Reporting Persons
Eric Paneth

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   [  ]
                                                                                                    (b)  [  ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS                                                                                     PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,003,617(1) 8. SHARED VOTNG POWER 0 9. SOLE DISPOSITIVE POWER 1,583,617(1) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,003,617(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14.	TYPE OF REPORTING PERSON

IN
___________________________________

(1) Includes options and/or rights and/or warrants and/or notes to acquire 559,350 Ordinary Shares exercisable currently or within 60 days.

(2) Based on 22,732,235 Ordinary Shares outstanding as of June 1, 2011.

Item 3. Source and Amount of Funds or Other Consideration

On June 6, 2011, the Reporting Person purchased NIS 546,000 (approximately $0.16 million based on the U.S. Dollar/NIS exchange rate at that time) aggregate principal amount of the Issuer's Series B convertible notes due December 31, 2017 (the "Series B Notes").  The Series B Notes were issued at a purchase price equal to 94% of their nominal value, or NIS 940 per unit (each unit comprised of NIS 1,000 principal amount).  See Item 6 for more information.  The Reporting Person used personal funds in the amount of $0.15 million to pay the purchase price.

Item 4. Purpose of Transaction

See Item 6

Item 5.  Interest in the Securities of the Issuer

(a), (b)    See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 2,003,617 Ordinary Shares (representing approximately 8.6% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 1,444,267 Ordinary Shares, (ii) options to acquire 420,000 Ordinary Shares at an exercise price of $27.14 per share, which expire in June 2012, (iii) 18,750 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, and (v) 54,600 Ordinary Shares issuable upon the conversion of the Series B Notes at a conversion price of NIS 10.00 (approximately $2.89, based on the U.S. Dollar/NIS exchange rate at June 17, 2011) per share.  The Reporting Person has sole voting and dispositive power with respect to all such Ordinary Shares, except for 420,000 Ordinary Shares pledged to Credit Suisse Securities LLC under a forward sale contract, with respect to which the Reporting Person has only voting power.

(c)           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 6, 2011, the Issuer issued the Series B Notes in a public offering in Israel in the aggregate principal amount NIS 30,779,000 million (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into Ordinary Shares of the Issuer at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.89, based on the U.S. Dollar/NIS exchange rate at June 17, 2011). The Reporting Person, the Issuer's Chief Executive Officer and a director, invested $0.15 million in the public tender.  The investment was made on the same terms and conditions as those of all the other investors in the offering.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2011

/s/Eric Paneth
Eric Paneth